Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-267431
May 16, 2023

€750,000,000

4.625% Notes due 2033

FINAL TERM SHEET

May 16, 2023

Issuer:	Prologis Euro Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	Senior Unsecured SEC Registered Notes

Securities:	4.625% Notes due 2033 (the “Notes”)

Expected Ratings (Moody’s/S&P)*:	A3 / A (Stable/Stable)

Maturity Date:	May 23, 2033

Coupon:	4.625% per annum, payable annually

Price to Public:	99.592%

Underwriting Discount:	0.450%

Net Proceeds, Before Expenses, to Issuer:	€743,565,000

Mid-Swaps Yield:	2.977%

Spread to Mid-Swap:	+170 basis points

Benchmark Bund:	2.300% DBR due February 15, 2033

Benchmark Bund Yield/Price:	2.334% / 99.700%

Spread to Benchmark Bund:	+234.3 basis points

Yield to Maturity:	4.677%

Interest Payment Dates:	May 23 of each year, commencing May 23, 2024

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	Prior to February 23, 2033 based on the Comparable Government Bond Rate + 35 basis points, or on or after February 23, 2033, at par

Settlement Date:	May 23, 2023 (T+5)

Trade Date:	May 16, 2023

Use of Proceeds:	The Issuer intends to lend or distribute the net proceeds from the Notes to Prologis, L.P. or one of its other subsidiaries. Prologis, L.P. expects to use a portion of these net proceeds to repay borrowings under the Euro tranche of its global line of credit and the remainder for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS2625194811 / 262519481 / 74341E AR3

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange

Joint Book-Running Managers:	BNP Paribas Crédit Agricole Corporate and Investment Bank ING Bank N.V. J.P. Morgan Securities plc Morgan Stanley & Co. International plc

Senior Co-Managers:	Merrill Lynch International
Mizuho International plc
MUFG Securities EMEA plc
PNC Capital Markets LLC
Scotiabank (Ireland) Designated Activity Company
SMBC Nikko Capital Markets Limited
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited

Co-Managers:	Academy Securities, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.
Citigroup Global Markets Limited
Goldman Sachs & Co. LLC
HSBC Bank plc
Loop Capital Markets LLC
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.
Standard Chartered Bank
Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about May 23, 2023, which is the fifth business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to May 23, 2023 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BNP Paribas at +1 (800) 854-5674, Crédit Agricole Corporate and Investment Bank at +1 (866) 807-6030, ING Bank N.V. at +31-20-563-8869 or J.P. Morgan Securities plc at +44-207-134-2468.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID - Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this Final Term Sheet and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Final Term Sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Final Term Sheet or any of its contents.

Disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.